MPLS:0006-0066505
Page 1
             SECURITIES AND EXCHANGE COMMISSION


                   WASHINGTON, D.C. 20549


                          FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A.Full title of the plan and the address of the plan, if different from that of the issuer named below:


   ADM EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


               ARCHER DANIELS MIDLAND COMPANY
                          BOX 1470
                     DECATUR, IL  62525
1

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              Audited Financial Statements and
                          Schedules

              ADM Employee Stock Ownership Plan
                    for Hourly Employees

           Years ended December 31, 1999 and 1998

2
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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

         Audited Financial Statements and Schedules


           Years ended December 31, 1999 and 1998




                          Contents

Report of Independent Auditors                            1

Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits           2
Statements of Changes in Net Assets Available for Benefits3
Notes to Financial Statements                             4
Schedule H, Line 4i - Schedule of Assets Held for Investment
 Purposes at End of Year                                 9
Schedule H, Line 4j - Schedule of Reportable Transactions10 Schedule G, Part III - Schedule of Nonexempt Transactions11

3
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               Report of Independent Auditors


Administrative Committee
ADM Employee Stock Ownership Plan
    for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership
Plan for Hourly Employees as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, reportable transactions and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in the relation to the financial statements taken as a whole.

                                         /s/  Ernst &  Young
LLP

Minneapolis, Minnesota
June 13, 2000
4
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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

       Statements of Net Assets Available for Benefits

                                             December 31
                                            1999      1998

Assets
Cash                                      $          $
                                        63         66
Investments, at fair value                53,193,071 54,072,203
Income receivable                        38         -
Contributions receivable from employer   543,867    884,427
Contributions receivable from employees  780,344    1,441,179
Loan repayments receivable               17,747     19,565
Net assets available for benefits        $54,535,13 $56,417,44
                                        0          0


See accompanying notes.

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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

 Statements of Changes in Net Assets Available for Benefits

                                          Year ended December
                                                  31
                                             1999      1998

Additions:
Contributions from Archer Daniels Midland $          $
Company                                  5,558,187  5,454,619
Contributions from participating          7,835,466  8,125,492
employees
Transfer of assets from another plan      2,404,315  1,767,654
Dividend and interest income              2,688,374  2,369,170
                                          18,486,342 17,716,935

Deductions:
Benefit payments:
Common stock                              1,407,219  2,382,966
Cash                                      2,002,770  3,514,220
                                          3,409,989  5,897,186
                                          15,076,353 11,819,749
Net transfers out
Net realized and unrealized depreciation
in fair value                            (16,958,66 (5,694,111
of investments                           3)         )
Net (decrease)/increase                   (1,882,310 6,125,638
                                        )

Net assets available for benefits at      56,417,440 50,291,802
beginning of year
Net assets available for benefits at end  $54,535,13 $56,417,44
of year                                  0          0


See accompanying notes.
6

Page 7
1. Significant Accounting Policies

Basis of Accounting

The accounting records of the ADM Employee Stock Ownership
Plan for Hourly Employees (the "Plan") are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan Sponsor, Archer Daniels Midland Company ("ADM" or the "Company") and its affiliates. While it is anticipated ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

General

The Plan is a defined contribution plan available to all hourly employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


The Company converted the Plan, formerly called the ADM Savings and Investment Plan for Hourly Employees, to an employee stock ownership plan ("ESOP"), effective April 1, 1998. Most features of the Plan, including employee and employer contributions, loans and withdrawals, and distribution options remained unchanged. In accordance with Internal Revenue Service regulations for ESOPs, the Plan offers investment options to employees age 55 and older with ten or more years of service.
7
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2. Description of the Plan (continued)

All Plan assets are held and managed by Hickory Point Bank & Trust, FSB (trustee of the Plan as of October 1, 1998). The former trustee was National City Bank of Minneapolis. The trust will continue for an indefinite period of time as provided by the Plan. Hickory Point Bank & Trust, FSB is a subsidiary of ADM.

Contributions

Under the terms of the Plan, employees electing to participate can generally contribute from 1% up to as much as 10% of their compensation as defined by the Plan document to the Plan, the maximum determined by the participant's participating location. The Company match varies by location. Substantially all contributions are received from the Company in the form of Archer Daniels Midland Company common stock as determined by location and all contributions are immediately vested to the participant. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

The investment option that allows participants age 55 and older with ten years of service to reallocate their ESOP accounts into the various investment funds maintained under the Plan became available January 1, 1999. Shares of ADM stock added to the participants' accounts after April 1, 1998 may be reallocated.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund. A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed only for purposes of educational and medical expenses and for purchases of a primary residence. Educational or medical expense loans are available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal


The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: upon reaching age 59 1/2 and for specific hardship circumstances, and only after receiving a loan available to the participant under the loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.
8
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2. Description of the Plan (continued)

Plan Mergers

During the years ended December 31, 1999 and 1998, the assets and liabilities of certain savings plans covering the hourly employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1999 and 1998, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                             Net
                                       Appreciation
                                       (Depreciation
                                         ) in Fair  Fair Value
                                       Value During     at
                                           Year       End of
                                                       Year

Year ended December 31, 1999:
Cash equivalents                        $             $
                                      -             53,807
Archer Daniels Midland Company common   (14,578,622)  41,782,995
stock
Pfizer Incorporated common stock        (2,138,994)   5,222,762
Vanguard Wellington Fund                (125,057)     676,549
Equity mutual funds                     (3,758)       2,867,843
Invesco Stable Value Fund               -             1,919,508
Participant loans                       -             669,607
                                        $(16,846,431) $53,193,07
                                                   1

Year ended December 31, 1998:
Cash equivalents                        $             $
                                      -             30,298
Archer Daniels Midland Company common   (9,066,049)   43,094,771
stock
Pfizer Incorporated common stock        3,303,180     7,479,625
Balanced Fund                           4,315         255,424
Equity mutual funds                     57,199        990,520
Stable Value Fund                       7,244         1,779,667
Participant loans                       -             441,898
                                        $             $54,072,20
                                      (5,694,111)   3

At  December 31, 1999 and 1998, the fair value of the Archer
Daniels   Midland  Company  common  stock  and  the   Pfizer
Incorporated common stock each represented 5% or more of the Plan's net assets.

9
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4. Nonparticipant-Directed Investments

Information   about  the  net  assets  and  the  significant
components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                              December 31
                                             1999      1998

Net assets:
Archer Daniels Midland Company common     $41,782,99 $43,094,77
stock                                    5          1
Total                                     $41,782,99 $43,094,77
                                        5          1

                                                    Year ended
                                                    December
                                                    31, 1999

Changes in net assets:
Contributions:
Employer`                                           $
                                                  5,558,187
Employee                                            7,835,466
Dividend income                                     2,424,635
Net realized and unrealized depreciation in fair    (14,177,257
value of investments                               )
Distributions to participants                       (2,892,642)
Transfers to participant-directed investments       (60,165)
                                                    $
                                                  (1,311,776)

5. Transactions with Parties-in-Interest

During the years ended December 31, 1999 and 1998, the Plan had the following transactions related to Archer Daniels
Midland Company common stock:

                                             1999      1998

Number of common shares contributed       862,061    632,764
Number of common shares purchased         1,345,453  23,931
Cost of common shares purchased           $16,856,25 $447,271
                                        7
Cash dividends received                   $600,173   $425,950
Shares received through stock dividends   141,808    110,973

Number of common shares sold              415,916    122,546
Market value of common shares sold        $3,487,060 $2,366,977
Cost of common shares sold                $6,577,319 $1,575,291

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6. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.
Upon termination, all amounts in participants' accounts are 100% vested.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code
(the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.


11
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                ADM Employee Stock Ownership Plan
                      for Hourly Employees

                        EIN:  41-0129150
                            Plan #027

  Schedule H, Line 4i - Schedule of Assets Held for Investment
                     Purposes at End of Year

                        December 31, 1999

                              Description of
    Identity of Issue,     Investment Including            Current
        Borrower,           Maturity Date, Rate    Cost     Value
 Lessor or Similar Party    of Interest, Par or
                              Maturity Value

Cash equivalents:
Vista Premier U.S.
Government Money Market    25,925 units          $          $
Fund                                            25,925     25,925
SEI Liquid Asset Prime
Obligations Fund #12       27,882 units          27,882     27,882
                                                  53,807     53,807

Archer Daniels Midland      3,446,020 shares of     50,878,544 41,782,99
Company*                   common stock                    5

Pfizer Incorporated         161,010 shares of       725,945    5,222,762
                          common stock

Invesco Stable Value Fund   1,919,508 units       1,919,508  1,919,508

Vanguard Wellington Fund    24,197 units          599,898    676,549

Equity mutual funds:
Vangaurd S & P 500 Index    14,278 units          1,540,641  1,932,183
Fund
Hotchkis & Wiley            2,171 units           57,638     57,312
International Fund
T. Rowe Mid-Cap Growth Fund 13,858 units          502,238    556,101
Janus Fund                  1,320 units           60,229     58,127
Templeton Foreign Fund CLI  3,310 units           34,616     37,140
Vista Balanced Fund A       1,852 units           30,680     28,611
Vista Capital Growth Fund   1,637 units           74,066     68,623
CLA
Vista Growth & Income Fund  1,508 units           67,552     59,403
CLA
Vista U.S. Treasury Income  1,006 units           10,728     10,547
Fund A
Dreyfus A BDS Plus Fund     969 units             13,077     12,981
Dreyfus Appreciation Fund   381 units             17,417     17,402
Dreyfus New Leader Fund     580 units             30,578     29,413
                                                  2,439,460  2,867,843

Participant loans           Various notes bearing
                          interest at 8.75% to  0          669,607
                          9.50%
Total assets held for
investment purposes                             $56,617,16 $53,193,1
                                               2          07

*Indicates a party-in-interest to the Plan.
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                        ADM Employee Stock Ownership Plan
                              for Hourly Employees

                                EIN:  41-0129150
                                    Plan #027

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                               Current
                                                                                Value
                                                                              of Asset
                                                   Purchase  Selling   Cost      on       Net
  Identity of Party          Description of          Price    Price  of Asset Transacti  Gain/
      Involved              Asset/Transaction                                    on     (Loss)
                                                                                Date

Category (iii)--Series of Transactions in Excess of 5% of Net Assets

Hickory Point Bank     SEI Liquid Asset Prime
                     Obligations Fund #12:
                        Purchased 3,974,833 shares
                        in                         $                  $         $
                        185 transactions           3,974,833          3,974,833 3,974,833
                        Sold 3,946,951 shares in              $3,946,95 3,946,951 3,946,951 $
                        192 transactions                    1                           -

Archer Daniels Midland Archer Daniels Midland
Company               Company common stock:
                         Sold 415,916 shares in 353           3,487,060 6,577,319 3,487,060 (3,090,2
                         transactions                                                  59)
                         Purchased 1,345,453 shares
                         in                        16,856,25          16,856,25 16,856,25
                         68 transactions           7                  7         7

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1999.
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                        ADM Employee Stock Ownership Plan
                              for Hourly Employees

                                EIN:  41-0129150
                                    Plan #027

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 1999

                        (b) Relationship
   (a) Identity of     to Plan, Employer (c) Description of Transactions Including Maturity
    Party Involved          or Other                           Date,
                       Party-in-Interest   Rate of Interest, Collateral, Par or Maturity
                                                               Value

Archer Daniels Midland  Employer/Plan        The Plan Sponsor failed to timely remit participant
Company                Sponsor            401(k) contributions in February 1999, due to
                                        administrative error. The amount totaled $604,882
                                        and has been subsequently deposited.

                                      There was no earnings impact to the participants as
                                        a result of the delay. The subsequent deposit of
                                        treasury stock shares of the Plan Sponsor was made
                                        at the appropriate cost, as if the deposit had
                                        been made timely.

Columns (d) through (j) are not applicable.

*Indicates a party-in-interest to the Plan.

14


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                          Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    ARCHER DANIELS MIDLAND COMPANY


                    /s/Douglas J. Schmalz
                    Douglas J. Schmalz
                    Vice President and Chief Financial
Officer

Dated:  June 28, 2000
15